SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                      For the year ended December 31, 1997

                          Commission file number 1-7911


             A. Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

                       JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FORT JAMES CORPORATION
               1650 LAKE COOK ROAD, DEERFIELD, ILLINOIS 60015-4753

                       JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                                   ----------


                                                                                                                 Pages
Report of independent accountants                                                                                  3

Financial statements:

         Statements of net assets available for benefits, with fund information as of December 31, 1997
             and December 31, 1996                                                                                4-7

         Statement of changes in net assets available for benefits, with fund information
             for the year ended December 31, 1997                                                                 8-9

         Notes to financial statements                                                                           10-17

Supplemental schedules:

         Assets held for investment purposes as of December 31, 1997                                              18

         Loans or fixed income obligations in default for the year ended December 31, 1997                         *

         Leases in default or classified as uncollectible for the year ended December 31, 1997                     *

         Nonexempt transactions for the year ended December 31, 1997                                               *

         Reportable transactions for the year ended December 31, 1997                                             19

Exhibits to Annual Report on Form 11-K                                                                            20

Signatures                                                                                                        21

----------

         *  There were no such transactions during the period specified.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Fort James Corporation:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River Corporation of Virginia StockPlus Investment Plan (the "Plan") as of December 31, 1997, and December 31, 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1997, and December 31, 1996, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                     COOPERS & LYBRAND  L.L.P.




Richmond, Virginia
May 15, 1998

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                                      Fund Information
                                                             ----------------------------------------------------------------
                                                                Fort James          Crown          Fidelity         IDS New
                                                                   Stock           Vantage         Balanced       Dimensions
                                ASSETS                             Fund          Stock Fund          Fund            Fund
-----------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                              $   5,875,914    $      55,791                    $      24,748

Investments, at fair value
   Fort James Common Stock (historical cost: $199,149,449)      337,523,546
   Crown Vantage Common Stock (historical cost: $7,922,998)                        4,163,964
   Mutual funds (historical cost: $114,245,698)                                                $  16,610,190       41,810,403
   Loans receivable from participants
-----------------------------------------------------------------------------------------------------------------------------
       Total investments                                        337,523,546        4,163,964      16,610,190       41,810,403
-----------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                         204,843
   Accrued dividends                                                                                 833,045        3,086,105
   Accrued interest                                                  14,933              285
-----------------------------------------------------------------------------------------------------------------------------

       Total receivables                                            219,776              285         833,045        3,086,105
-----------------------------------------------------------------------------------------------------------------------------
          Total assets                                          343,619,236        4,220,040      17,443,235       44,921,256
-----------------------------------------------------------------------------------------------------------------------------

                             LIABILITIES

Fund transfers in transit                                           (53,028)             151         (34,311)        (314,787)
Due to broker for securities purchased                            2,599,974                          867,355        3,379,988
Other                                                                                                103,154
-----------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                        2,546,946              151         936,198        3,065,201
-----------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                             $ 341,072,290    $   4,219,889   $  16,507,037    $  41,856,055
=============================================================================================================================

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                                     Fund Information
                                                      ----------------------------------------------------------------------------
                                                        Masterworks    JPM Pierpont    JPM Pierpont       Loans
                                                          S&P 500          Bond        Money Market         to
                         ASSETS                         Stock Fund         Fund            Fund        Participants       Total
----------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                                                                     $   5,956,453

Investments, at fair value
   Fort James Common Stock
        (historical cost: $ 199,149,449)                                                                               337,523,546
   Crown Vantage Common Stock
        (historical cost: $7,922,998)                                                                                    4,163,964
   Mutual funds (historical cost: $114,245,698)     $  32,456,434    $   6,842,090   $  28,658,354                     126,377,471
   Loans receivable from participants                                                                $  17,884,235      17,884,235
----------------------------------------------------------------------------------------------------------------------------------
       Total investments                               32,456,434        6,842,090      28,658,354      17,884,235     485,949,216
----------------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                                                                                204,843
   Accrued dividends                                      815,669          377,909         212,012                       5,324,740
   Accrued interest                                                                                                         15,218
----------------------------------------------------------------------------------------------------------------------------------

       Total receivables                                  815,669          377,909         212,012                       5,544,801
----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                 33,272,103        7,219,999      28,870,366      17,884,235     497,450,470
----------------------------------------------------------------------------------------------------------------------------------

                      LIABILITIES

Fund transfers in transit                                  (9,961)         333,556          78,380
Due to broker for securities purchased                    801,508           44,354         133,633                       7,826,812
Other                                                      27,454           15,805         188,794                         335,207
----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                819,001          393,715         400,807                       8,162,019
----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                   $  32,453,102    $   6,826,284   $  28,469,559   $  17,884,235   $ 489,288,451
==================================================================================================================================

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1996

                                                                                           Fund Information
                                                                    -------------------------------------------------------------
                                                                       Fort James        Crown         Fidelity        IDS New
                                                                         Stock          Vantage        Balanced       Dimensions
                              ASSETS                                      Fund         Stock Fund        Fund            Fund
---------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                      $  4,332,649   $     54,544

Investments, at fair value
   Fort James Common Stock (historical cost: $216,695,052)             329,330,671
   Crown Vantage Common Stock (historical cost: $9,837,829)                             6,270,756
   Mutual funds (historical cost: $68,090,382)                                                       $  8,398,054   $ 23,346,268
   Loans receivable from participants
---------------------------------------------------------------------------------------------------------------------------------
       Total investments                                               329,330,671      6,270,756       8,398,054     23,346,268
---------------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                                508,133                          3,352          6,493
   Participants' contributions                                             456,068                         35,200        136,189
   Accrued interest                                                          6,926            333
---------------------------------------------------------------------------------------------------------------------------------

       Total receivables                                                   971,127            333          38,552        142,682
---------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                 334,634,447      6,325,633       8,436,606     23,488,950
---------------------------------------------------------------------------------------------------------------------------------

                            LIABILITIES

Fund transfers in transit                                                  332,020          1,734                       (206,440)
Other                                                                                                     130,755        321,602
---------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                 332,020          1,734         130,755        115,162
---------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                                     $334,302,427   $  6,323,899    $  8,305,851   $ 23,373,788
=================================================================================================================================

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1996 (continued)

                                                                                 Fund Information
                                                  -------------------------------------------------------------------------------
                                                   Masterworks    JPM Pierpont    JPM Pierpont        Loans
                                                     S&P 500          Bond        Money Market         to
                          ASSETS                    Stock Fund        Fund            Fund        Participants       Total
------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                                                   $    162,392   $  4,549,585

Investments, at fair value
   Fort James Common Stock
        (historical cost: $216,695,052)                                                                            329,330,671
   Crown Vantage Common Stock
        (historical cost: $9,837,829)                                                                                6,270,756
   Mutual funds (historical cost: $68,090,382)      $ 12,064,722    $  3,660,458    $ 25,101,176                    72,570,678
   Loans receivable from participants                                                                15,236,307     15,236,307
------------------------------------------------------------------------------------------------------------------------------
       Total investments                              12,064,722       3,660,458      25,101,176     15,236,307    423,408,412
------------------------------------------------------------------------------------------------------------------------------
Receivables
   Employer's contributions                                3,924             810           1,513                       524,225
   Participants' contributions                            74,584           9,616          11,248                       722,905
   Accrued interest                                                                                                      7,259
------------------------------------------------------------------------------------------------------------------------------
       Total receivables                                  78,508          10,426          12,761                     1,254,389
------------------------------------------------------------------------------------------------------------------------------
          Total assets                                12,143,230       3,670,884      25,113,937     15,398,699    429,212,386
------------------------------------------------------------------------------------------------------------------------------

                        LIABILITIES

Fund transfers in transit                                (12,577)                       (114,737)
Other                                                     98,651          26,801         352,547                       930,356
------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                86,074          26,801         237,810                       930,356
------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                   $ 12,057,156    $  3,644,083    $ 24,876,127   $ 15,398,699   $428,282,030
==============================================================================================================================

   The accompanying notes are an integral part of these financial statements.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                               Fund Information
                                                     ------------------------------------------------------------------------------
                                                        Fort James         Crown          Fidelity        IDS New       Masterworks
                                                           Stock          Vantage         Balanced       Dimensions       S&P 500
                                                           Fund          Stock Fund         Fund            Fund         Stock Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
    Cash dividends on Fort James Common Stock         $   5,518,296                    $  1,881,275    $  3,068,472    $  1,045,905
       and mutual funds
    Interest on mutual funds
    Interest on cash equivalents                                        $     2,836
    Interest on loans to participants
-----------------------------------------------------------------------------------------------------------------------------------
      Total investment income                             5,518,296           2,836       1,881,275       3,068,472       1,045,905
-----------------------------------------------------------------------------------------------------------------------------------
 Net appreciation (depreciation) in fair value of
     investments                                         50,937,019        (920,104)        656,029       3,590,688       4,708,358
-----------------------------------------------------------------------------------------------------------------------------------
  Contributions and deposits:
     Deposits by participating employees                 14,432,841             444       1,335,001       4,987,774       3,208,359
     Contributions by employer, before reduction for
        forfeitures                                      13,706,664                          83,583         151,363         113,386
     Rollover contributions                                  98,784                          90,305         144,930         145,889
     Final recovery of investment writedown,
        net (Note 3)
-----------------------------------------------------------------------------------------------------------------------------------
        Total contributions and deposits                 28,238,289             444       1,508,889       5,284,067       3,467,634
-----------------------------------------------------------------------------------------------------------------------------------
          Total additions (deductions)                   84,693,604        (916,824)      4,046,193      11,943,227       9,221,897
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                        (34,018,155)       (638,442)     (1,604,324)     (3,038,694)     (1,799,406)
   Administrative costs                                    (166,047)           (670)           (893)           (585)           (338)
-----------------------------------------------------------------------------------------------------------------------------------
    Total deductions                                    (34,184,202)       (639,112)     (1,605,217)     (3,039,279)     (1,799,744)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers     50,509,402      (1,555,936)      2,440,976       8,903,948       7,422,153
-----------------------------------------------------------------------------------------------------------------------------------
Transfers between funds:
   Transfers between investment funds                   (42,287,128)       (463,277)      5,921,485       9,900,733      13,087,755
   Loans to participants                                 (7,488,458)        (84,808)       (371,417)     (1,155,280)       (760,445)
   Loan repayments                                        6,036,047              11         210,142         832,866         646,483
-----------------------------------------------------------------------------------------------------------------------------------
    Total transfers between funds                       (43,739,539)       (548,074)      5,760,210       9,578,319      12,973,793
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available
   for benefits                                           6,769,863      (2,104,010)      8,201,186      18,482,267      20,395,946
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits:
   Beginning of year                                    334,302,427       6,323,899       8,305,851      23,373,788      12,057,156
-----------------------------------------------------------------------------------------------------------------------------------
End of year                                           $ 341,072,290     $ 4,219,889    $ 16,507,037    $ 41,856,055    $ 32,453,102
===================================================================================================================================

   The accompanying notes are an integral part of these financial statements.

         JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         December 31, 1997 (continued)

                                                                                     Fund Information
                                                     -------------------------------------------------------------------------------
                                                     JPM Pierpont     JPM Pierpont   Executive Life       Loans
                                                         Bond         Money Market    Fixed Income          to
                                                         Fund             Fund            Fund         Participants        Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
    Cash dividends on Fort James Common Stock and    $    331,435    $     532,790                                     $ 12,378,173
      mutual funds
    Interest on mutual funds                               25,402          921,760                                          947,162
    Interest on cash equivalents                                                                                              2,836
    Interest on loans to participants                                                                  $  1,420,201       1,420,201
------------------------------------------------------------------------------------------------------------------------------------
      Total investment income                             356,837        1,454,550                        1,420,201      14,748,372
------------------------------------------------------------------------------------------------------------------------------------
 Net appreciation (depreciation) in fair value of
      investments                                         144,719                                                        59,116,709
------------------------------------------------------------------------------------------------------------------------------------
  Contributions and deposits:
     Deposits by participating employees                  370,562          434,146                                       24,769,127
     Contributions by employer, before reduction for
        forfeitures                                        56,575           69,754                                       14,181,325
     Rollover contributions                                 8,296          148,967                                          637,171
     Final recovery of investment writedown, net
        (Note 3)                                                                       $   519,658                          519,658
------------------------------------------------------------------------------------------------------------------------------------
         Total contributions and deposits                 435,433          652,867         519,658                       40,107,281
------------------------------------------------------------------------------------------------------------------------------------
           Total additions (deductions)                   936,989        2,107,417         519,658        1,420,201     113,972,362
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                         (681,307)      (9,796,769)                      (1,218,428)    (52,795,525)
   Administrative costs                                       (60)          (1,823)                                        (170,416)
------------------------------------------------------------------------------------------------------------------------------------
     Total deductions                                    (681,367)      (9,798,592)                      (1,218,428)    (52,965,941)
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) prior to interfund transfers     255,622       (7,691,175)        519,658          201,773      61,006,421
------------------------------------------------------------------------------------------------------------------------------------
Transfers between funds:
  Transfers between investment funds                    2,934,448       11,425,642        (519,658)
  Loans to participants                                   (93,076)        (209,807)                      10,163,291
  Loan repayments                                          85,207           68,772                       (7,879,528)
------------------------------------------------------------------------------------------------------------------------------------
    Total transfers between funds                       2,926,579       11,284,607        (519,658)       2,283,763
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for
   benefits                                             3,182,201        3,593,432                        2,485,536      61,006,421
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits:
  Beginning of year                                     3,644,083       24,876,127                       15,398,699     428,282,030
------------------------------------------------------------------------------------------------------------------------------------
End of year                                          $  6,826,284    $  28,469,559                     $ 17,884,235   $ 489,288,451
====================================================================================================================================

   The accompanying notes are an integral part of these financial statements.

                      JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS





1.  Description of the Plan:

         (a)      General

                  The following description of the James River Corporation of Virginia StockPlus Investment Plan amended and restated effective September 1, 1996 (the "Plan"), provides only general information on the Plan in effect as of December 31, 1997. The Plan as in effect before September 1, 1996, is referred to as the "Prior Plan." The Plan is a stock purchase plan and generally full-time employees of Fort James Corporation, formerly known as James River Corporation of Virginia, ("Fort James," the "Company," or the "Employer") and its domestic subsidiaries are eligible to participate. Eligible employees who elect to participate in the Plan are referred to as "Participants." The Plan offers seven investment options to Participants, including the Company's common stock, $.10 par value ("Fort James Common Stock") and Crown Vantage Inc. common stock, no par ("Crown Vantage Common Stock"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.



         (b)      Contributions

                  Participants in the Plan may elect to contribute from 1% to 10% of their compensation through payroll deductions; all contributions are made as before-tax contributions under
                  Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Contributions are invested by The Bank of New York, the Plan's Trustee, into investment funds at the direction of each Participant. Prior to September 1, 1996, in order to receive matching contributions from the Company, before-tax contributions made by Participants who had not reached age 57 were required to be invested in the Fort James Stock Fund, as defined in Note 1(e).

                  Prior to September 1, 1996, the Company made matching contributions on behalf of the eligible Participants pursuant to the following schedule:

               Participant Contribution             Company Contribution
                   as a Percentage                   as a Percentage of
                   of Compensation            Participant's Total Contribution
                   ---------------            --------------------------------
                          1%                                120%
                          2%                                100%
                          3%                                 90%
                          4%                                 80%
                          5%                                 70%
                          6%                                 60%


                  Effective September 1, 1996, the Company makes matching contributions to the Fort James Stock Fund equal to 60% of employee contributions up to 6% of compensation, regardless of the fund in which they are invested. The Company makes no matching contributions with respect to the portion of a Participant's contributions that exceeds 6% of the Participant's compensation.

                  Also effective September 1, 1996, the Company may make discretionary contributions to all eligible Participants' accounts of up to 1% of compensation, which are invested in the Fort James Stock Fund.

         (c)      Participant Accounts

                  Each Participant's account is credited with the Participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings. Allocations of contributions and earnings are based on the Participant's contributions or account balances, as defined in the Plan. Participant's accounts are charged with an allocation of administrative expenses in the form of a quarterly fee and certain transaction fees, as applicable.

         (d)      Vesting

                  Each Participant is 100% vested in all of his Plan accounts. A Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements as described in Note 1(i).

         (e)      Investment Options

                  The following investment funds have been established for the investment of Plan assets: (i) an investment fund consisting primarily of Fort James Common Stock (the "Fort James Stock Fund"), (ii) the Crown Vantage Stock Fund, (iii) the Fidelity Balanced Fund, (iv) the IDS New Dimensions Fund, (v) the Masterworks S&P 500 Stock Fund, (vi) the JPM Pierpont Bond Fund, and (vii) the JPM Pierpont Money Market Fund. An investment fund consisting primarily of Crown Vantage Common Stock (the "Crown Vantage Stock Fund") was created in 1995 as a result of the Company's spin-off of Crown Vantage Inc. The Fidelity Balanced Fund is a mutual fund which is invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. The IDS New Dimensions Fund is a mutual fund which is invested primarily in common stocks of U.S. and foreign companies showing potential for significant growth; the fund also invests in preferred stocks, debt securities and money market instruments. The Masterworks S&P 500 Stock Fund is a mutual fund which is invested in substantially the same percentages of common stocks as the Standard & Poor's 500 Composite Stock Price Index. The JPM Pierpont Bond Fund is a mutual fund which is invested primarily in fixed income securities, including U.S. government and agency securities, corporate bonds, private placements, and asset-backed and mortgage-backed securities. The JPM Pierpont Money Market Fund is a mutual fund which is invested in high quality U.S. dollar denominated securities which have effective maturities of not more than 13 months.

                  As described below, Participants have the right to direct the investment of certain of their Plan accounts and contributions into any of the Plan's available investment funds.

                  Effective September 1, 1996, a Participant may elect to invest his before-tax contributions into any of the available investment funds. All employee contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Fort James Stock Fund and must remain in that fund until the Participant attains age 57. Participants who have attained age 57 may direct the investment of all funds in their accounts, including matching and discretionary contributions, into any of the Plan's available investment funds.

                  Each Participant may direct the investment of the portion of his account that is invested in the Crown Vantage Stock Fund into any of the other available investment funds. However, Participants may not transfer assets from other investment funds to the Crown Vantage Stock Fund. Participants may transfer certain assets previously held under another tax-qualified plan into the Plan. Such assets are held in a rollover account as defined in the Plan. Participants may also elect to have certain distributions transferred out of the Plan and paid directly to an eligible tax-qualified plan.

         (f)      Participant Loans

                  Participants are permitted to borrow from the Plan amounts up to one-half of the Participants' vested interest, subject to a minimum of $1,000 and a maximum of $50,000. Prior to September 1, 1996, a loan could not be made from a Participant's before-tax contributions that were made on or after July 1, 1994, that were matched by Company contributions, and that had not been held in the Plan for 24 months. For accounting purposes, Plan assets attributable to a Participant's individual account will be liquidated to provide the funds to be loaned (see Note 2(e)). Loans are repayable over a period of up to five years, except for loans to purchase a primary residence, which may be repaid over a period of up to ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments made by a Participant are credited to the investment funds in which the Participants' account is invested. As of December 31, 1997, there were 4,118 Participants with outstanding loans.

         (g)      Distributions and Withdrawals

                  Distributions are recorded when paid. If a Participant retires, dies, terminates employment, or incurs a permanent disability, the Participant's accounts will be distributed in one of the following forms selected by the Participant: (i) a lump sum payment or (ii) monthly installments over a certain period of time. Distributions from Participants' accounts invested in the Fort James Stock Fund are payable either in whole shares of Fort James Common Stock, with the value of fractional shares paid in cash, or entirely in cash. The portion of a Participant's accounts that is invested in other investment funds is payable in cash. If a Participant's account balance has ever exceeded $3,500, a distribution will not be made to the Participant before age 70 without the Participant's consent, and the Participant may elect to postpone commencement of his benefits to a date not later than his 70th birthday. In addition, the portion of a Participant's account that is transferred from another plan to the Plan and that is subject to the qualified joint and survivor annuity rules of Sections 401(a) (11) and 417 of the Internal Revenue Code (known as the "J&S Account") shall be paid through an annuity from the Plan or a purchased commercial annuity for a Participant whose vested account balance has ever exceeded $3,500, unless the Participant and his spouse (if applicable) elect otherwise.

                  With limited exceptions, withdrawals may be made from a Participant's account attributable to after-tax contributions, the portion of Company after-tax matching contributions, and rollover contributions. A Participant who reaches age 59-1/2 may elect a one-time withdrawal of the entire balance in his accounts. Participants who have not attained age 59-1/2 can only access these contributions in the event of financial hardship.

         (h)      Voting, Tender and Exercise of Other Rights

                  If timely instructions are not received from a Participant, the Trustee shall vote, tender or exercise similar rights with respect to shares of Fort James Common Stock in the Participant's account in such manner as the Trustee deems appropriate.

         (i)      Anti-Discrimination Requirements

                  The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
                  Section 401(k) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, the provisions of the Plan require that a refund of employee contributions be made to highly compensated employees within two and one-half months after the close of the Plan year. Refunds made during the Plan year ended December 31, 1997, have been reflected as a reduction of contributions and deposits on the statement of changes in net assets available for benefits, with fund information.

         (j)      Number of Participants

                  There were 18,884 and 16,368 Participants in the Plan as of December 31, 1997 and December 31, 1996, respectively. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                                    1997     1996
                                                   ------   ------
                  Fort James Stock Fund            15,418   15,879
                  Crown Vantage Stock Fund         10,199   12,526
                  Fidelity Balanced Fund            2,019    1,516
                  IDS New Dimensions Fund           3,884    3,002
                  Masterworks S&P 500 Stock Fund    3,246    2,046
                  JPM Pierpont Bond Fund              836      540
                  JPM Pierpont Money Market Fund    1,369    1,328


2.  Summary of Significant Accounting Policies:

         (a)      Basis of Accounting

                  The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

         (b)      Cash Equivalents

                  All deposits of contributions to the Plan are initially invested in an interest-bearing account pending their investment in the available investment funds. Interest earned on such investments is credited to the individual Participant's accounts based on each Participant's account balance. Cash equivalents are stated at cost which approximates market value.

         (c)      Investment Valuation

                  The investments in Fort James Common Stock and Crown Vantage Common Stock are stated at market value, based on their closing prices on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares of Fort James Common Stock held by the Plan was 8,824,145 and 9,942,058 on December 31, 1997, and December 31, 1996,
                  respectively. The closing market price per share of James River Common Stock was $38.25 and $33.125 on December 31, 1997, and December 31, 1996, respectively. The Plan also held Crown Vantage Common Stock of 594,852 shares at $7.00 per share and 737,736 shares at $8.50 per share on December 31, 1997, and December 31, 1996, respectively.

                  Investments held in the Fidelity Balanced Fund, the Masterworks S&P 500 Stock Fund, the JPM Pierpont Bond Fund and the JPM Pierpont Money Market Fund are stated at the market value of shares held by the Plan as of year end. Investments in the IDS New Dimensions Fund are reported at market value or a reasonable approximation thereof, except for securities maturing in 60 days or less which are valued at amortized cost.

                  Loans receivable from Participants are valued at the balance of amounts due from Participants, plus accrued interest thereon, which approximates fair value.

                  As of December 31, 1997, the assets of the Plan were held under an Agreement of Trust with The Bank of New York, New York, New York (the "Trustee"). State Street Global Advisors, Bloomington, Minnesota, serves as recordkeeper for the Plan.

         (d)      Security Transactions and Related Investment Income

                  Security transactions are accounted for as of the trade date, and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. Dividend income is allocated to the individual Participant's accounts based on each Participant's share of fund investments. The cost of securities sold is determined on an average cost basis.

         (e)      Realized Gains (Losses) on Common Stock

                  When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participants' contributions. Accordingly, the Plan realizes a gain or loss for the difference between the average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

         (f)      Contributions and Deposits

                  Employee contributions are recorded as of the date the contributions are withheld from employees' compensation. Employer contributions are based on amounts withheld from participating employees' wages and are therefore recorded as of the date the employees' contributions are withheld. Employee and employer contributions are transferred to the Trustee within one week after employee contributions are withheld from compensation.

         (g)      Withdrawals

                  Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals are recorded when paid.

         (h)      Net Appreciation (Depreciation) in Fair Value of Investments

                  Net appreciation or depreciation in the fair value of the investments consists of (i) unrealized appreciation or depreciation of investments held by the Plan, (ii) realized gains or losses on the sale of Plan investments (see Note 2(e)) and (iii) unrealized appreciation or depreciation resulting from investments distributed to Participants. Such amounts are allocated to the individual Participant's accounts based on each Participant's share of fund investments.

         (i)      Use of Estimates

                  Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.



3. Investment in Executive Life Guaranteed Investment Contract:

         On April 11, 1991, the California Insurance Commissioner obtained a court order placing Executive Life in conservatorship and under his exclusive control. Part of the court order imposed a moratorium upon surrenders, policy loans, transfers of account balances, and similar cash disbursement transactions. Accordingly, as a result of the court mandated moratorium, Participants holding balances in the Executive Life Fixed Income Fund who had not transferred such balances to other eligible funds within the Plan prior to January 1, 1991, were prohibited from making withdrawals, loans, fund transfers, or final distributions from this fund until such time as the California court permitted cash withdrawals. The Plan accrued interest income under the Executive Life guaranteed investment contract at the stated contract rate through April 10, 1991, after which date no additional investment income has been recorded. Based upon information available, an adjustment of $1,294,373 was recorded as of December 31, 1993, for the impairment of value of the Plan's investment in the Executive Life guaranteed investment contract. As a result of a favorable decision by the California Supreme Court in 1995, an annual distribution schedule was put in place beginning in 1995 and continuing until the assets of the estate were distributed in full. Actual distributions received by the Plan from Executive Life as of December 31, 1997, totaled $7,959,013. A portion of this distribution reflects a recovery of $624,231 of the 1993 valuation adjustment. The final distribution of $594,104 was received from Executive Life in April 1997. All funds received from Executive Life were allocated to the appropriate Participant accounts, including $74,446 transferred out of the Plan to former Participants.




4.  Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.  Separate Investment Fund Option Information:

         Nonparticipant-directed net assets available for benefits in the Fort James Stock Fund were approximately $181,182,000 and $181,799,000 as of December 31, 1997, and December 31, 1996, respectively. Nonparticipant-directed activity in the Fort James Stock Fund for 1997 included investment income of approximately $2,890,000, net appreciation in fair value of investments of approximately $38,799,000, contributions of approximately $12,197,000, distributions of approximately $11,906,000, and assets transferred to other plans of approximately $394,000. Only the Fort James Stock Fund includes such nonparticipant-directed amounts.



6.  Units and Unit Values:

         The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, calculated daily by the recordkeeper, and unit values of net assets as of December 31, 1997, were:

                                             Units      Unit Values
                                           ----------   -----------
          Fort James Stock Fund             8,944,985   $   38.13

          Crown Vantage Stock Fund            597,718   $    7.06

          Fidelity Balanced Fund            1,081,011   $   15.27

          IDS New Dimensions Fund           1,754,088   $   23.86

          Masterworks S&P 500 Stock Fund    1,591,619   $   20.39

          JPM Pierpont Bond Fund              653,233   $   10.45

          JPM Pierpont Money Market Fund   28,469,409   $    1.00




7.  Investments:

         Investments that represent more than 5% of the Plan's net assets are as follows:

                                                 1997           1996
                                             ------------   -------------
            Fort James Stock Fund            $337,523,546   $329,330,671
            IDS New Dimensions Fund            41,810,403     23,346,268
            Masterworks S&P 500 Stock Fund     32,456,434
            JPM Pierpont Money Market Fund     28,658,354     25,101,176


8.  Tax Status:

         The Plan is intended to be a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code, and as such is not subject to federal income taxes. The Company has received a favorable determination letter from the Internal Revenue Service, dated March 25, 1998, with respect to the qualification of the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable requirements of the Internal Revenue Code.

9.  Administrative Expenses:

         Significant expenses of administering the Plan are borne by Fort James, which are partially offset by certain fees charged to the Participants' accounts including but not limited to: (i) a $2.50 quarterly fee per Participant, (ii) a $35 Participant loan origination fee and a $10 annual maintenance fee related to Participant loans and (iii) a $35 transaction fee for certain withdrawals and distributions.



10.  Concentration of Credit Risk:

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the Fort James Stock Fund, the Crown Vantage Stock Fund, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Masterworks S&P 500 Stock Fund, the JPM Pierpont Bond Fund, the JPM Pierpont Money Market Fund. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

         Identity of Issue                  Description of Investment                   Cost                Current Value
------------------------------------ ----------------------------------------- ----------------------- ------------------------

Cash equivalents                     Interest rate - variable                           $5,956,453              $5,956,453

*Fort James Corporation Common       8,824,145 shares                                  199,149,449             337,523,546
Stock, $.10 par value

Crown Vantage Inc.                   594,852 shares                                      7,922,998               4,163,964
Common Stock, no par value

Fidelity Balanced Fund               Interest in mutual funds                           15,692,269              16,610,190
                                     at $15.27 per unit

IDS New Dimensions Fund              Interest in mutual funds                           36,225,692              41,810,403
                                     at $23.86 per unit

Masterworks S&P 500 Stock Fund       Interest in mutual funds                           26,940,314              32,456,434
                                     at $20.39 per unit

JPM Pierpont Bond Fund               Interest in mutual funds                            6,729,069               6,842,090
                                     at $10.45 per unit

JPM Pierpont Money Market Fund       Interest in mutual funds                           28,658,354              28,658,354
                                     at $1.00 per unit

*Participant loans                   Interest rate -- 6% to 13%;  various                       --              17,884,235
                                     maturity dates

* Party in interest to the Plan.

          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1997


                                                                                              Expense
                 Identity of Party                                             Number of    Incurred with                 Net Gain
           Involved/Description of Asset      Purchase Price  Selling Price  Transactions   Transactions       Cost        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
I. Single transaction in excess of 5%:
      None
II. Series of transactions other than
    securities in excess of 5%:
      None
III. Series of transactions involving
     securities in excess of 5%:
      *Fort James Corporation Common Stock        $17,932,575             --       22         $36,420     $17,932,575            --
                                                           --    $50,200,456       73              --      43,798,146    $6,402,310

      *Bank of New York Collective Short Term      61,290,693             --      188              --      61,290,693            --
      Investment Fund                                      --     59,250,531      327              --      59,250,531            --

IV.   Security transactions with a party
      involved in a single reportable
      transaction:

      None

* Party in interest to the Plan.

TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.



Exhibit
Number                               Description
---------                            -----------
23                Consent of Independent Accountants, filed herewith.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                               JAMES RIVER CORPORATION OF VIRGINIA
                               STOCKPLUS INVESTMENT PLAN



June 15, 1998                  /s/Clifford A. Cutchins, IV
-------------                  ---------------------------
                               Committee Member - Clifford A. Cutchins, IV



June 15, 1998                  /s/Daniel J. Girvan
-------------                  ---------------------------
                               Committee Member - Daniel J. Girvan



June 15, 1998                  /s/Ernst A. Haberli
-------------                  ---------------------------
                               Committee Member - Ernst A. Haberli



June 15, 1998                  /s/R. Michael Lempke
-------------                  ---------------------------
                               Committee Member - R. Michael Lempke



June 15, 1998                  /s/William A. Paterson
-------------                  ---------------------------
                               Committee Member - William A. Paterson



June 15, 1998                  /s/Michael T. Riordan
-------------                  ---------------------------
                               Committee Member - Michael T. Riordan